SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 6)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

Marrone Bio Innovations, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 57165B106
(CUSIP Number) Steve Napoli c/o Ardsley Advisory Partners LP 262 Harbor Drive, 4th Floor Stamford, Connecticut 06902
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) December 31, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57165B106	13D/A	Page 2 of 15 Pages

1.		names of reporting person i.r.s. identification no. of above persons (entities only) Ardsley Advisory Partners LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,951,136
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,951,136
11.		aggregate amount beneficially owned by each reporting person 15,951,136
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 9.4%
14.		type of reporting person* PN, IA

CUSIP No. 57165B106	13D/A	Page 3 of 15 Pages

1.		names of reporting person i.r.s. identification no. of above persons (entities only) Ardsley Advisory Partners GP LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,951,136
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,951,136
11.		aggregate amount beneficially owned by each reporting person 15,951,136
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 9.4%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 4 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Philip J. Hempleman
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,951,136
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,951,136
11.		aggregate amount beneficially owned by each reporting person 15,951,136
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 9.4%
14.		type of reporting person* IN

CUSIP No. 57165B106	13D/A	Page 5 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners I GP LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,951,136
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,951,136
11.		aggregate amount beneficially owned by each reporting person 15,951,136
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 9.4%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 6 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Fund II, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 595,300
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 595,300
11.		aggregate amount beneficially owned by each reporting person 595,300
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 0.4%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 7 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Advanced Healthcare Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,239,700
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,239,700
11.		aggregate amount beneficially owned by each reporting person 1,239,700
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 0.7%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 8 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Renewable Energy Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 14,114,636
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 14,114,636
11.		aggregate amount beneficially owned by each reporting person 14,114,636
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 8.4%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 9 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Ridgecrest Partners Fund, LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,500
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,500
11.		aggregate amount beneficially owned by each reporting person 1,500
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 0.001%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 10 of 15 Pages

ITEM 1. Security and Issuer

(a)	The name of the issuer is Marrone Bio Innovations, Inc. (MBII) (the “Issuer”).
(b)	The address of the Issuer’s principal executive offices is 1540 Drew Avenue, Davis, California 95618.

This Schedule 13D/A (the “Schedule”) relates to the common stock (“Common Stock”) of the Issuer and amends and supplements the Schedule 13D dated February 5, 2018, as amended by Amendment No. 1 filed on February 12, 2019, as further amended by Amendment No. 2 filed on August 19, 2019, as further amended by Amendment No. 3 filed on September 12, 2019, as further amended by Amendment No. 4 filed on December 19, 2019, as further amended by Amendment No. 5 filed on February 7, 2020, as specifically set forth herein.

ITEM 2. Identity and Background

(a)	This Schedule is being filed with respect to the Common Stock of the Issuer which are beneficially owned by the following reporting persons:

(i)	Ardsley Advisory Partners LP (the “Advisor”)
(ii)	Ardsley Advisory Partners GP LLC (the “Advisor General Partner”)
(iii)	Ardsley Partners I GP LLC (the “General Partner”)
(iv)	Phillip J. Hempleman
(v)	Ardsley Partners Fund II, L.P. (the “Fund II”),
(vi)	Ardsley Partners Advanced Healthcare Fund, L.P. (the “Healthcare Fund”),
(vii)	Ardsley Partners Renewable Energy Fund L.P. (the “Renewable Energy Fund”) and
(viii)

Ardsley Ridgecrest Partners Fund, LP (the “Ridgecrest Fund” and together with the Advisor, the Advisor General Partner, General Partner, Phillip J. Hempleman, the Fund II, the Healthcare Fund, and the Renewable Energy Fund, the “Reporting Persons”).

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal office of each of the Reporting Persons is 262 Harbor Drive, Stamford, Connecticut 06902.

The principal business of the Advisor is serving as investment manager to certain private investment funds, including Fund II, Healthcare Fund, Renewable Energy Fund and the Ridgecrest Fund, and to make investment decisions on behalf of these private investment funds. The principal business of the Advisor General Partner is serving as the general partner of the Advisor. The principal business of the General Partner is serving as the general partner of certain limited partnerships, including Fund II, Healthcare Fund, Renewable Energy Fund and the Ridgecrest Fund. Mr. Philip Hempleman serves as managing member of the Advisor and the General Partner. The principal business of Fund II, Healthcare Fund, Renewable Energy Fund and the Ridgecrest Fund is serving as private investment limited partnerships.

CUSIP No. 57165B106	13D/A	Page 11 of 15 Pages

(c)	No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Philip Hempleman is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

ITEM 4. Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 31, 2020, Ardsley Duckdive Fund L.P (the “Duckdive Fund) sold, through open market transactions, 50,000 shares of Issuer Common Stock to the Advance Healthcare Fund, which represents the total amount of shares of Common Stock held by the Duckdive Fund, at a price of $1.26 per share. The Duckdive fund is in the process winding down and dissolving and is no longer a member of the Reporting Persons.

As of December 31, 2020, the Renewable Energy Fund beneficially owns the shares underlying the 1,359,631 Exchange Agreement Warrants (defined below).

Warrant Exchange Agreement

On April 29, 2020, the Renewable Energy Fund entered into a Warrant Exchange Agreement (the “Warrant Exchange Agreement”) among the Issuer, the Renewable Energy Fund, Ospraie LLC, National Securities Corporation, Ivan Saval, Ivy Science & Technology Fund and Ivy VIP Science & Technology, pursuant to which Renewable Energy Fund exchanged all of the warrants to purchase Issuer Common Stock held by it, which was 5,333,333, as previously reported, for five tranches of new warrants (“Exchange Agreement Warrants”), which each tranche is based on a specific expiration date, to purchase Common Stock of the Issuer, totaling 3,780,185 Exchange Agreement Warrants in the aggregate. Each Exchange Agreement Warrant received by Renewable Energy Fund from the Issuer pursuant to the Warrant Exchange Agreement has an exercise price of $0.75. The Renewable Energy Fund exercised the first tranche of Exchange Agreement Warrants on May 1, 2020, and acquired 429,176 shares of Issuer Common Stock underlying such Exchange Agreement Warrants. The Renewable Energy Fund exercised the second tranche on September 15, 2020, and acquired 343,341 shares of Issuer Common Stock underlying such Exchange Agreement Warrants. The Renewable Energy Fund exercised the third tranche on December 14, 2020, and acquired 1,648,037 shares of Issuer Common Stock underlying such Exchange Agreement Warrants.

CUSIP No. 053761102	13D/A	Page 12 of 15 Pages

The fourth tranche of Exchange Agreement Warrants, which is equal to 741,617 Exchange Agreement Warrants, has an expiration date of March 15, 2021. The fifth tranche of Exchange Agreement Warrants, which is equal to 618,014 Exchange Agreement Warrants, has an expiration date of December 15, 2021.

The Exchange Agreement Warrants will be exercisable in cash, provided that they may be exercised via cashless “net” exercise if the Issuer does not have a registration statement registering the shares underlying the Exchange Agreement Warrants effective as of March 31, 2021. In addition, the Issuer will redeem the Exchange Agreement Warrants upon the occurrence of any Fundamental Transaction (as defined in the Exchange Agreement Warrants), and the exercise price of the Exchange Agreement Warrants will be subject to antidilution provisions.

The foregoing description of the Warrant Exchange Agreement and Exchange Agreement Warrants do not purport to be complete and are qualified in their entirety by reference to the full texts of the Warrant Exchange Agreement and Form of Exchange Agreement Warrant, which are incorporated by reference from certain specified filings of the Issuer as Exhibits 99.2 and 99.3, respectively.

Registration Rights Agreement

In connection with the Warrant Exchange Agreement, on April 29, 2020, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Renewable Energy Fund, Ospraie LLC, National Securities Corporation, Ivan Saval, Ivy Science & Technology Fund and Ivy VIP Science & Technology pursuant to which the Issuer agreed to file a registration statement with the SEC no later than December 31, 2020, covering the resale of the shares of Common Stock underlying the Exchange Agreement Warrants and to maintain the effectiveness of the registration statement until the date upon which the shares of Common Stock underlying the Exchange Agreement Warrants held by the such investors cease to be Registrable Securities (as that term is defined in the Registration Rights Agreement).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference from certain specified filings of the Issuer to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.4.

The Reporting Persons may engage in discussions with the Issuer’s management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons’ investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, governance, management, capitalization and strategic plans. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 053761102	13D/A	Page 13 of 15 Pages

ITEM 5. Interest in Securities of the Issuer

(a)-(b) The Advisor, the Advisor General Partner, the General Partner, and Phillip Hempleman may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 15,951,136 shares of Common Stock as of December 31, 2020, which represent 9.4% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 15,951,136

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 15,951,136

The Renewable Energy Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 14,114,636 shares of Common Stock as of December 31, 2020, which represent 8.4% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 14,114,636

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 14,114,636

The Fund II may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 595,300 shares of Common Stock as of December 31, 2020, which represent 0.4% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 595,300

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 595,300

The Advanced Healthcare Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,239,700 shares of Common Stock as of December 31, 2020, which represent 0.7% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,239,700

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,239,700

The Ridgecrest Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,500 shares of Common Stock as of December 31, 2020, which represent 0.001% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,500

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,500

CUSIP No. 053761102	13D/A	Page 14 of 15 Pages

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding as of December 31, 2020 is assumed to be 167,478,301 as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on January 5, 2021.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c)          Except as disclosed in Item 3 and Item 4 and as set forth below, there have been no transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.

(d)          The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

Phillip Hempleman by virtue of his status as managing member of the Advisor, the Advisor General Partner, and the General Partner, may be deemed to share with the Advisor, the Advisor General Partner, and the General Partner the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of Common Stock of which other Reporting Persons are the direct beneficial owner.

(e)          Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement

Exhibit 99.2 –Warrant Exchange Agreement, dated April 29, 2020, by and among Marrone Bio Innovations, Inc., Ospraie AG Science LLC, Ardsley Partners Renewable Energy Fund, L.P., National Securities Corporation, Ivan Saval, Ivy Science & Technology Fund and Ivy VIP Science & Technology (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2020).

Exhibit 99.3 – Form of Warrant Issuable pursuant to the Warrant Exchange Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2020).

Exhibit 99.4 – Registration Rights Agreement, dated April 29, 2020, by and among Marrone Bio Innovations, Inc. and the investors named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2020).

CUSIP No. 57165B106	13D/A	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2021
Date

ARDSLEY ADVISORY PARTNERS LP

/s/ Steve Napoli
Signature

Steve Napoli/ Member of its general partner
Name/Title

February 11, 2021
Date

ARDSLEY ADVISORY PARTNERS GP LLC

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

February 11, 2021
Date

ARDSLEY PARTNERS I GP LLC

/s/ Steve Napoli
Signature

Steve Napoli/Member

February 11, 2021
Date

PHILIP J. HEMPLEMAN

/s/ Steve Napoli*
Signature

Steve Napoli/Attorney-in Fact for Philip J. Hempleman
Name/Title

February 11, 2021
Date

ARDSLEY PARTNERS FUND II, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

February 11, 2021
Date

ARDSLEY PARTNERS ADVANCED HEALTHCARE FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

February 11, 2021
Date

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

February 11, 2021
Date

ARDSLEY RIDGECREST PARTNERS FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

* Executed by Steve Napoli as Attorney-in-Fact for Philip J. Hempleman. The Power of Attorney for Mr. Hempleman is attached as Exhibit 2 to the Statement on Schedule 13G/A with respect to the Common Stock of Vaxgen, Inc., filed on February 15, 2006, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)